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                                                                       EXHIBIT B

RCG KINGSTON, L.L.C.

                                                                November 5, 1999

Board of Directors
People's Bancshares, Inc.
545 Pleasant Street
New Bedford, MA  02375
Attn: Mr. Richard S. Straczynski



Dear Board Members,

     As you are aware, we (RCG Kingston Fund, Ltd., The Partnership For Bank Capital, L.P., and Vincent A. Smyth) (collectively "the Group") own and control 293,302 shares of Peoples Bancshares, Inc. (the "Company" or "PBKB").

     We are aware of the planned meeting on November 15, 1999, to discuss issues regarding enhancing shareholder value raised by this Group. While we appreciate your attention to these issues, we would like to request the Board at that meeting also consider appointing three persons nominated by the Group for seats on the Board. We believe we can provide nominees who could provide valuable insight to the process of evaluating strategies to enhance and maximize shareholder value.

     We would appreciate a response to our request by November 17, 1999, in order for us to be able to consider alternative plans to secure Board representation in a timely manner, if necessary.

     Thank you for your attention to this matter.

Sincerely,

RCG Kingston, LLC

/s/ Thomas F. Gillen
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By: Thomas F. Gillen
Title: Investment Manager



/s/ Donald B. Jennings
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By: Donald B. Jennings
Title: Investment Manager